UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68967 / February 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15187

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In the Matter of
                                                            :
LARGO VISTA GROUP, LTD.,   :   ORDER MAKING FINDINGS AND
MONTAVO, INC.,   :   REVOKING REGISTRATIONS BY
OBN HOLDINGS, INC.,   :   DEFAULT AS TO LARGO VISTA
PREPAYD, INC.,   :   GROUP, LTD., AND SNOWDON
READY WELDER CORP., and   :   RESOURCES CORP.
SNOWDON RESOURCES CORP.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on January 25, 2013, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The OIP alleges that each Respondent has securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file
timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act
and Exchange Act Rules 13a-1 and 13a-13. The OIP requires that Respondents file an Answer
within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). Snowdon Resources
Corp. (Snowdon) was served with the OIP on February 6, 2013, and the other Respondents were
served on January 31, 2013.   The following Respondents filed Answers: Montavo, Inc.
(Montavo), on February 4, 2013; Ready Welder Corp. on February 7, 2013; and PrepaYd, Inc.
(PrepaYd), on February 15, 2013. Those three Respondents and OBN Holdings, Inc. (OBN),
participated in the telephonic prehearing conference on February 19, 2013.

        At the prehearing conference, PrepaYd stated that it had filed a Form 15 and the Division
of Enforcement (Division) responded that it had reviewed that February 8, 2013, filing, would
wait the ninety days until it became effective, and then would move to dismiss PrepaYd from
this proceeding. OBN stated that it also had made a Form 15 filing, and the Division responded
that OBN's Form 15 did not cover these allegations. I stated that I would default Largo Vista
Group, Ltd. (Largo), and Snowdon and granted the Division leave to file a motion for summary
disposition as to the other Respondents, except PrepaYd. See 17 C.F.R. §§ 201.155(a), .220(f),
.221(f), .250. The motion is due March 19, 2013, briefs in opposition are due April 16, 2013,
and reply briefs are due on April 23, 2013. See 17 C.F.R. §§ 201.154(b), .161(a).

        Largo and Snowdon are in default and I find the allegations in the OIP to be true as to
them because these Respondents did not file an Answer, did not participate in a prehearing

conference, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Largo, Central Index Key (CIK) No. 915471, is a revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Largo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $357,000 for the prior nine months. As of January 15, 2013, the company's stock, symbol "LGOV," was quoted on OTC Link operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Snowdon, CIK No. 1365554, is a defaulted Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Snowdon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended January 31, 2011, which reported a net loss of over $334,000 for the prior nine months. As of January 15, 2013, the company's stock, symbol "SWDO," was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Largo and Snowdon failed to heed delinquency letters from the Division of Corporation Finance requesting compliance with their periodic filing obligations or have failed to receive such letters through failure to maintain a valid address on file with the Commission as the rules require.

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Largo and Snowdon have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of the registered securities of Largo and Snowdon.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Largo Vista Group, Ltd., and Snowdon Resources Corp., is revoked. Also, OBN Holdings, Inc., must file an Answer to avoid the possibility of default. OIP at 3; 17 C.F.R. § 201.155(a), .220(b).

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Brenda P. Murray
Chief Administrative Law Judge